Exhibit 99.2

MEDIA RELEASE

CENTOGENE Announces Nomination of Andreas Busch to Supervisory Board

Nomination adds significant expertise to support pharma partnerships and an impressive track record in value creation

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, February 1, 2022 (GLOBE NEWSWIRE – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced the nomination of Prof. Andreas Busch as a member of the Supervisory Board, which will be proposed to the shareholders at the next General Meeting. Dr. Busch will also serve with immediate effect as a member ad interim of the Company’s Supervisory Board.

“We are very pleased to welcome Dr. Busch as a new member of the Supervisory Board,” stated Peer Schatz, Chairman of the Supervisory Board of CENTOGENE. “Andreas has been instrumental in accelerating the discovery and development of novel approaches and treatments in rare diseases and has successfully guided innovation and value creation for patients and stakeholders in large pharmaceutical companies. We look forward to benefiting from his contributions as CENTOGENE accelerates value creation as the unique and essential partner for data-driven insights to biopharma and pharmaceutical companies for rare, metabolic, and neurodegenerative diseases.”

“I am excited by the opportunity to join CENTOGENE,” said Dr. Busch. “This is a unique time to join CENTOGENE, as it has built an industry-leading Bio/Databank to accelerate and de-risk drug programs along their entire development timeline. I believe there is tremendous opportunity to accelerate this effort and become the partner of choice for biopharma in the company’s key disease areas.”

Dr. Busch brings over 20 years of experience and leadership in the pharmaceutical industry. Since 2019, he has served as Chief Innovation Officer and Chief Scientific Officer at Cyclerion Therapeutics, Inc. (Nasdaq: CYCN), a clinical-stage biopharmaceutical company on a mission to develop treatments that restore cognitive function. Prior to this, Dr. Busch served as Head of R&D and CSO at Shire plc., a global biotechnology leader serving patients with rare diseases. Previously, he held a variety of senior leadership positions in his 13-year tenure at Bayer group, most recently as Head of Drug Discovery and a member of the Executive Committee for the Pharmaceuticals division of Bayer. Prior to joining Bayer, Dr. Busch was Global Head of Cardiovascular Research at Hoechst and Sanofi-Aventis.

Dr. Busch has served as a member of numerous Supervisory and Scientific Boards of research institutions and companies, including the German Cancer Research Center, the University of Tübingen, the Max Delbrück Center, and the Max Planck Institute of Molecular Genetics, as well as Takeda and start-up companies, such as Omeicos and BerlinCures. He also holds the title of Extraordinary Professor of Pharmacology at the Johann Wolfgang Goethe-University in Frankfurt, Germany. Dr. Busch received his license to practice Pharmacy and Ph.D. in Pharmacology from the Johann-Wolfgang-Goethe-University, Frankfurt. He is the author of over 400 publications and abstracts, and received the prestigious Sir Bernard Katz and Franz Volhard Awards for his work on renal and cardiac ion channels and transporters.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

CENTOGENE’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, CENTOGENE collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

brendan.payne@sternir.com